Exhibit 99.1

TowerJazz Reports Increase in Net Profit

Records in Revenues, EBITDA, Cash from Operations
and Free Cash Flow for the Third Quarter of 2017

MIGDAL HAEMEK, ISRAEL – November 7, 2017 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the third quarter and the first nine months ended September 30, 2017.

Highlights:

•	Record revenues of $355 million, up 9% year over year
•	$55 million net profit, representing basic EPS of $0.56
•	Record cash from operations of $104 million, up 20% year over year
•	Record free cash flow of $62 million, 2X year over year
•	Fourth quarter mid-range guidance of $358 million
o	Yielding full year revenues of $1.39 billion
o	Representing annual year over year growth of 11% with 20% organic growth.

CEO Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, "Our third quarter of 2017 top and bottom line growth, with incremental net profit outpacing revenue growth, demonstrates continued value creation to our customers and shareholders. In the past few months, we announced two of multiple on-going initiatives in China, as well as a variety of important global automotive activities, including offerings, partnerships and 1st-tier customer relationships.  This, combined with other customer partnered roadmap developments, including several disruptive technologies, further entrench and broaden our capabilities within the analog space, strengthening our competitive advantage, cementing our position as the leading analog specialty foundry."

Third Quarter Results Overview

Revenues for the third quarter of 2017 were a record $355 million, reflecting 9% growth as compared to $326 million in the third quarter of 2016.

Gross and operating profits for the third quarter of 2017 were $89 million and $55 million, respectively, as compared to $81 million and $49 million, respectively, in the third quarter of 2016.

EBITDA for the third quarter of 2017 was a record $109 million, or 31% EBITDA margin, as compared to $97 million in the third quarter of 2016.

Net profit for the third quarter of 2017 was $55 million, as compared to $51 million in the third quarter of 2016. Basic earnings per share for the quarter was $0.56 and diluted earnings per share was $0.54, as compared to $0.58 and $0.52, respectively, in the third quarter of 2016. On an adjusted basis, net profit for the third quarter of 2017 was at a record of $61 million, a 24% increase as compared to $49 million in the third quarter of 2016.

As our TPSCo foundry business and revenue continues to grow, we reached a profitability level entailing royalties to TowerJazz and Panasonic. This results in a higher cost of revenue, proportionally yielding a lower gross margin; creating a lower tax expense and lower non-controlling interest, which in turn generates greater net profit, cash and free cash flow. This is seen in the 55% incremental net profit margin increase as compared to the second quarter of 2017.

Free cash flow for the quarter was a record of $62 million, with a record $104 million cash flow from operations and $42 million investments in fixed assets, net. Free cash flow for the quarter included $18 million net cash received from Tacoma with respect to the new 8-inch fabrication facility in Nanjing, China.  The other main cash activities during the third quarter of 2017 were $16 million debt repayments and $50 million investment in marketable securities.

Cash (including marketable securities), net of gross debt, as of September 30, 2017, totaled to a record of $195 million as compared to net cash of $37 million as of December 31, 2016.

Shareholders' equity as of September 30, 2017 was a record of $874 million, as compared to $683 million as of December 31, 2016.

First Nine Months of 2017 Results Overview

Revenues for the first nine months of 2017 were at a record of $1.03 billion, reflecting 13% growth as compared to $909 million for the first nine months of 2016. Year over year organic growth, excluding the Panasonic and Maxim long-term committed contracts, was 27%.

Gross and operating profit for the first nine months of 2017 were at a record of $265 million and $165 million, respectively, an increase as compared to $215 million and $120 million, respectively, in the first nine months of 2016.

EBITDA for the first nine months of 2017 totaled to a record of $318 million, or 31% EBITDA margin, representing 22% increase as compared with $261 million, or 29% EBITDA margin, for the first nine months of 2016.

Net profit for the first nine months of 2017 was $151 million, or $1.57 in basic earnings per share and $1.49 diluted earnings per share. Net profit for the first nine months of 2016 was $156 million, or $1.81 basic earnings per share, and included $51 million net gain from the acquisition of the San Antonio fab, $6.5 million income tax benefit in relation to Nishiwaki closure occurred in 2014 and $7 million non-cash financing expenses relating to the Israeli banks' loans early repayment.

Free cash flow for the first nine months of 2017 was a record of $147 million, with a record $270 million cash flow from operations and $123 million investments in fixed assets, net. The other main cash activities during the first nine months of 2017 were comprised of the following: $28 million received from the exercise of warrants and options; $33 million debt repayments; a positive $4 million due to the effect of the Japanese Yen exchange rate on the cash balance; $4 million TPSCo dividend to Panasonic and a $50 million investment in marketable securities.

Business Outlook

TowerJazz expects revenues for the fourth quarter of 2017 ending December 31, 2017 to be $358 million, with an upward or downward range of 5%, representing annual year over year growth of 11% with 20% organic growth.

Teleconference and Webcast

TowerJazz will host an investor conference call today, November 7, 2017, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company's financial results for the third quarter 2017 and its outlook.

This call will be webcast and can be accessed via TowerJazz's website at www.towerjazz.com, or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz's website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as "adjusted financial measures", is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees and (3) income tax benefit in relation to Nishiwaki closure. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with  GAAP, excluding gain from acquisition, net, interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense, stock based compensation expense, acquisition related costs and Nishiwaki Fab restructuring and impairment cost (income), net. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents, short-term deposits and marketable securities (in the amounts of $530 million and $389 million as of September 30, 2017 and December 31, 2016, respectively) less the outstanding principal amount of bank loans (in the amounts of $155 million and $166 million as of September 30, 2017 and December 31, 2016, respectively) and the outstanding principal amount of debentures (in the amounts of $180 million and $186 million as of September 30, 2017 and December 31, 2016, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $104 million, $84 million and $86 million for the three months periods ended September 30, 2017, June 30, 2017 and September 30, 2016, respectively) less cash for investments in property and equipment, net (in the amounts of $42 million, $41 million and $55 million for the three months periods ended September 30, 2017, June 30, 2017 and September 30, 2016, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz's advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers' end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of September 30, 2017 we are in compliance with all such covenants included in our banks' agreements, bond G indenture and others), (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas ("TJT"), including new customer engagements, qualification and production ramp-up, (xii) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected, (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv) product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxix) achieving acceptable device yields, product performance and delivery times, (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others' intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; (xxxv) negotiation and closure of a definitive agreement in relation to the fab establishment in China, as well as implementation of this project through required funding and resources and receipt of future proceeds therefrom; and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	December 31,
	2017	2016
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$480,407	$389,377
Marketable securities	49,738	--
Trade accounts receivable	150,039	141,048
Inventories	143,300	137,532
Other current assets	21,465	30,041
Total current assets	844,949	697,998

LONG-TERM INVESTMENTS	27,091	25,624

PROPERTY AND EQUIPMENT, NET	633,107	616,686

INTANGIBLE ASSETS, NET	21,627	28,129

GOODWILL	7,000	7,000

OTHER ASSETS, NET	18,484	4,447

TOTAL ASSETS	$1,552,258	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$45,664	$48,084
Trade accounts payable	109,385	99,262
Deferred revenue and customers' advances	26,454	26,169
Other current liabilities	64,259	73,600
Total current liabilities	245,762	247,115

LONG-TERM DEBT	295,485	296,144

LONG-TERM CUSTOMERS' ADVANCES	37,674	41,874

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,170	14,176

DEFERRED TAX LIABILITY AND OTHER LONG-TERM LIABILITIES	85,380	97,961

TOTAL LIABILITIES	678,471	697,270

TOTAL SHAREHOLDERS' EQUITY	873,787	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,552,258	$1,379,884

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	September 30,	June 30,
	2017	2016	2017

REVENUES	$354,557	$326,209	$345,059

COST OF REVENUES	265,439	244,915	253,998

GROSS PROFIT	89,118	81,294	91,061

OPERATING COSTS AND EXPENSES:

Research and development	17,094	15,547	16,432
Marketing, general and administrative	16,822	16,787	17,238

	33,916	32,334	33,670

OPERATING PROFIT	55,202	48,960	57,391

INTEREST EXPENSE, NET	(1,776)	(3,272)	(2,070)

OTHER FINANCING EXPENSE, NET	(2,266)	(2,210)	(1,053)

OTHER INCOME (EXPENSE), NET	(253)	5,081	142

PROFIT BEFORE INCOME TAX	50,907	48,559	54,410

INCOME TAX BENEFIT (EXPENSE)	3,334	3,459	(2,683)

PROFIT BEFORE NON CONTROLLING INTEREST	54,241	52,018	51,727

NON CONTROLLING INTEREST	1,033	(805)	(1,710)

NET PROFIT	$55,274	$51,213	$50,017

BASIC EARNINGS PER SHARE	$0.56	$0.58	$0.52

Weighted average number of shares	97,947	87,821	96,365

DILUTED EARNINGS PER SHARE	$0.54	$0.52	$0.49

Net profit used for diluted earnings per share	$57,519	$53,318	$52,217

Weighted average number of shares	106,384	101,805	105,648

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2017	2016

REVENUES	$1,029,696	$909,255

COST OF REVENUES	764,749	693,886

GROSS PROFIT	264,947	215,369

OPERATING COSTS AND EXPENSES:

Research and development	49,294	46,814
Marketing, general and administrative	50,297	49,230
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)

	99,591	95,417

OPERATING PROFIT	165,356	119,952

INTEREST EXPENSE, NET	(6,057)	(9,627)

OTHER FINANCING EXPENSE, NET	(5,337)	(13,707)

GAIN FROM ACQUISITION, NET	--	51,298	(a)

OTHER INCOME, NET	400	9,443

PROFIT BEFORE INCOME TAX	154,362	157,359	(a)

INCOME TAX EXPENSE	(1,348)	(446)

PROFIT BEFORE NON CONTROLLING INTEREST	153,014	156,913	(a)

NON CONTROLLING INTEREST	(2,214)	(1,270)

NET PROFIT	$150,800	$155,643	(a)

BASIC EARNINGS PER SHARE	$1.57	$1.81	(a)

Weighted average number of shares	96,085	86,220

DILUTED EARNINGS PER SHARE	$1.49	$1.61	(a)

Net profit used for diluted earnings per share	$157,403	$161,875	(a)

Weighted average number of shares	105,664	100,460

(a)	Nine months ended September 30, 2016 included $51,298 gain from San-Antonio fab acquisition from Maxim.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	September 30,	June 30,
	2017	2016	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$55,274	$51,213	$50,017
Stock based compensation	3,750	2,337	2,319
Amortization of acquired intangible assets	2,161	2,367	2,246
Income tax benefit in relation to Nishiwaki closure	--	(6,472)	--

ADJUSTED NET PROFIT	$61,185	$49,445	$54,582

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.62	$0.56	$0.57
Diluted	$0.60	$0.51	$0.54
Fully diluted	$0.59	$0.48	$0.53

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$61,185	$49,445	$54,582
Diluted	$63,430	$51,550	$56,782
Fully diluted	$63,430	$51,550	$56,782

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	97,947	87,821	96,365
Diluted	106,384	101,805	105,648
Fully diluted	107,729	107,147	107,375

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$55,202	$48,960	$57,391
Depreciation of fixed assets	47,544	43,110	46,360
Stock based compensation	3,750	2,337	2,319
Amortization of acquired intangible assets	2,161	2,367	2,246

EBITDA	$108,657	$96,774	$108,316

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORTS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,		September 30,	June 30,
	2017		2016	2017

Cash and short-term deposits - beginning of period	$483,603		$311,062	$432,113

Cash from operations	103,916	(b)	86,410	84,294
Investments in property and equipment, net	(41,708)		(54,896)	(41,312)
Exercise of warrants and options, net	1,027		21,918	14,254
Debt received (repaid), net	(15,932)		8,554	(5,655)
Effect of Japanese Yen exchange rate change over cash balance	(630)		2,336	(91)
Long-term deposits and other investments, including marketable securities	(49,869)		(12,551)	--

Cash and short-term deposits - end of period	$480,407		$362,833	$483,603

Free Cash Flow	$62,208	(b)	$31,463	$42,982

(b)	Cash from operations and free cash flow for the three months ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Nine months ended			Three months ended
	September 30,		September 30,	September 30,		September 30,
	2017		2016	2017		2016

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$153,014		$156,913	$54,241		52,018

Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	157,101		145,830	55,014		49,180
Effect of indexation, translation and fair value measurement on debt	10,584		10,974	(1,177)		2,822
Other expense (income), net	(400)		(9,443)	253		(5,081)
Gain from acquisition, net	--		(51,298)	--		--
Changes in assets and liabilities:
Trade accounts receivable	(7,352)		(11,904)	361		(1,469)
Other current assets	(8,766)		(326)	2,980		4,328
Inventories	(4,369)		(21,769)	(4,636)		(6,245)
Trade accounts payable	(5,863)		12,897	4,795		2,624
Deferred revenue and customers' advances	(3,921)		17,947	9,378		(5,377)
Other current liabilities	(9,984)		2,303	(13,760)		(6,938)
Long-term employee related liabilities	(765)		(413)	(274)		(25)
Deferred tax liability, net	(8,929)		(6,078)	(3,259)		573
Net cash provided by operating activities	270,350	(c)	245,633	103,916	(c)	86,410

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(123,368)		(166,752)	(41,708)		(54,896)
Long-term deposits and other investments, including marketable securities	(49,869)		17,049	(49,869)		(12,551)
Net cash used in investing activities	(173,237)		(149,703)	(91,577)		(67,447)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(33,392)		42,744	(15,932)		8,554
Exercise of warrants and options, net	28,037		28,159	1,027		21,918
Dividend payment to Panasonic	(4,378)		(2,563)	--		--
Net cash provided by (used in) financing activities	(9,733)		68,340	(14,905)		30,472

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	3,650		22,988	(630)		2,336

INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS	91,030		187,258	(3,196)		51,771
CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	389,377		175,575	483,603		311,062

CASH AND SHORT-TERM DEPOSITS - END OF PERIOD	$480,407		$362,833	$480,407		362,833

(c)	Net cash provided by operating activities for the nine months and three months periods ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.